TM ENTERTAINMENT AND MEDIA, INC.
307 EAST 87TH STREET
NEW YORK, NY 10128
October 16, 2007
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-0102

Re:	TM Entertainment and Media, Inc.
Registration Statement on Form S-1
File No. 333-143856
Ladies and Gentlemen:
     TM Entertainment and Media, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 5:00pm on October 17, 2007, or as soon thereafter as practicable.
     The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TM Entertainment and Media, Inc.

By:	/s/ Theodore S. Green

Name:	Theodore S. Green
Title:	Chairman, Co-Chief Executive Officer,
Interim Chief Financial Officer

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